NO ACT

DC 1-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040739

Received SEC
FEB 29 2008
Washington, DC 20549

February 29, 2008

Stephen D. Yslas
Corporate Vice President, Secretary and
General Counsel
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/29/2008

Re: Northrop Grumman Corporation
Incoming letter dated January 17, 2008

Dear Mr. Yslas:

This is in response to your letter dated January 17, 2008 concerning the shareholder proposal submitted to Northrop Grumman by Fred Barthel. We also have received a letter on the proponent's behalf dated January 22, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RECEIVED
2008 JAN 18 PM 5:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

NORTHROP GRUMMAN

Corporate Vice President, Secretary and
Deputy General Counsel

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-1630

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of Fred Barthel Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from Fred Barthel (the "Proponent"). The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2008 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Barthel of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary

The Proposal, attached hereto as Exhibit A, asks the board of directors of the Company (the "Board") to "adopt cumulative voting." The Company believes the Proposal may be omitted:

- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal;
- Pursuant to Rule 14a-8(i)(2), because it would, if implemented, cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation;

- Pursuant to Rule 14a-8(i)(1), because it is not a proper subject for action by the Company's stockholders under Delaware law; and
- Pursuant to Rule 14a-8(i)(3), because it is inherently vague and indefinite as well as materially false and misleading.

The opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B, sets forth a detailed analysis of the relevant Delaware law, including the conclusions that: (i) the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company would lack the authority to implement the Proposal.

II. The Proposal May be Omitted Because the Company Lacks the Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal from its proxy materials if "the company would lack the power or authority to implement the proposal." If a company seeks to provide its shareholders with cumulative voting, Section 214 of the Delaware General Corporation Law (the "DGCL") makes clear that it may only do so through the company's certificate of incorporation. Under Section 242 of the DGCL, a company's certificate of incorporation may only be amended through the two step process of a board resolution and subsequent shareholder vote. In other words, the Board cannot provide for cumulative voting on its own; to ask the Board to do so would be to ask it to perform an act beyond its authority. The Staff has held that a company may exclude a proposal where the proposal would require, as here, a board to unilaterally amend a company's certificate of incorporation and where, as here, that company's request is supported by an opinion of Delaware counsel. *See* Burlington Resources, Inc. SEC No-Action Letter (Feb. 07, 2003) (holding a proposal to be excludable where it requested that the board amend the company's certificate of incorporation without a shareholder vote); *cf.* Wal-Mart Stores, Inc. SEC No-Action Letter (Mar. 20, 2007) (finding that a proposal was not excludable under Rule 14a-8(i)(6) where the proposal merely recommended that the board "take all steps in their power" to adopt cumulative voting). Because the Proposal recommends that the Board unilaterally amend the Company's restated certificate of incorporation (the "Certificate"), the Proposal is excludable under Rule 14a-8(i)(6).

III. The Proposal May be Omitted Because it Would, if Implemented, Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any

state, federal, or foreign law to which it is subject." As explained in Part II above, the adoption of cumulative voting may only be implemented by an amendment to the Certificate which, pursuant to Section 242 of the DGCL, requires both Board action and subsequent shareholder approval. The Proposal, if adopted, would thus cause the Company to violate Delaware law because it would purport to recommend that the Board unilaterally and illegally amend the Certificate. The Staff has supported the exclusion of proposals under Rule 14a-8(i)(2) where such proposals require the board of a company to unilaterally amend a certificate of incorporation. *See* Burlington Resources, Inc. SEC No-Action Letter (Feb. 07, 2003) (holding that a Proposal requesting that "the board of directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings" was excludable under Rule 14a-8(i)(2)). Because the Proposal would, if implemented, urge the Board to violate Delaware law, it is excludable under Rule 14a-8(i)(2).

IV. The Proposal May be Omitted Because it is an Improper Subject for Shareholder Action.

Rule 14a-8(i)(1) permits a company to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." SEC Staff Legal Bulletin No. 14 (CF) (2001). In order to abide by the Proposal's recommendation, the directors would be required to adopt a resolution to approve an amendment to the Certificate as well as hold a shareholder vote prior to any amendment to a company's certificate. However, Section 242 of the DGCL gives the discretion of initiating amendments to a company's certificate of incorporation to directors, not shareholders. To require the Board to begin the process of amending the Certificate would inappropriately infringe on the discretion given directors in Section 242 of the DGCL. The Staff has previously found a proposal very similar to the one at hand to be an improper subject for action by shareholders. Hartmarx Corp. SEC No-Action Letter (Jan. 16, 2002) (finding improper shareholder action where a proposal required "that the board amend Hartmarx's bylaws and related governing instruments to provide for cumulative voting in future elections of directors." Because adoption of the Proposal would seriously impinge upon the discretion and authority of the Board, it is also excludable pursuant to Rule 14a-8(i)(1).

V. The Proposal May be Omitted Because it is Inherently Vague and Indefinite and Because it is Materially False and Misleading.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials where "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or

misleading statements in proxy soliciting materials." In recent years the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SEC Staff Legal Bulletin No. 14B (CF) (2004). The Proposal does not specify whether cumulative voting would apply to contested elections, uncontested elections, or both. This omission is significant because, as explained in detail below, the Company has majority voting in place for uncontested elections, but not for contested elections.

The Proposal recommends that the Board simply "adopt cumulative voting." Importantly, however, the Proposal does not explain how cumulative voting would apply under the Company's majority voting provisions. The Company bylaw in question specifies that, in uncontested director elections, a nominee is elected as a director if the votes cast "for" such nominee exceed the votes cast "against" such nominee.[1] It is unclear whether cumulative voting could be implemented in a manner that is consistent with the Company's majority voting bylaw because Delaware law does not provide any guidance on whether a stockholder can cumulate and cast more than one vote "against" a single nominee for director election. Section 214 of the DGCL, which addresses cumulative voting, is written in contemplation of cumulative votes "for" a nominee.[2] Section 214 says nothing of casting votes against a nominee, and there is no Delaware case law on point. While it is clear that "for" votes may be cumulated, it is very uncertain whether "against" votes can be cumulated. The Proposal

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1 Section 3.04 of Article III of the Bylaws of the Company provides, in pertinent part: "A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of Section 3.04 of Article III of the stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with Section 2.06 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee."

2 See 8 *Del. C.* § 214 (allowing a stockholder, under cumulative voting, to "cast all of such votes *for* a single director or . . . distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit") (emphasis added).

leaves it to the shareholders and the Board to decide whether the Proposal was perhaps meant to apply only to contested elections, where plurality voting instead applies.

This ambiguity is very important, because implementing cumulative voting in a majority voting system may effectively give a minority of the stockholders far greater influence over the outcome of an election of a director nominee than they otherwise would have, because a minority faction of stockholders would be able to cumulate "for" votes in favor of a nominee while another faction representing a majority of the stockholders might not be able to cumulate votes "against" that nominee. Without addressing this issue, the Proposal leaves to the stockholders voting on the Proposal, and the Board in implementing the Proposal, if adopted, the task of guessing whether the Proposal intends that cumulative voting apply in uncontested elections, and thus forces the Company to wrestle with all of the uncertainties inherent with cumulative voting under majority voting. This is a very significant issue because depending on a shareholder's thoughts as to the value of minority representation and to the value of an "against" campaign, each of the possible interpretations of the Proposal could cause a stockholder to change its view as to the value of a vote in favor of the Proposal. The Commission has found that a proposal may be excluded for vagueness where "the standards under the proposal may be subject to differing interpretations," Hershey Foods Corp. SEC No-Action Letter (Dec. 27, 1988) and where "any actions(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. SEC No-Action Letter (Feb. 11, 1991); *see also* Jos. Schlitz Brewing Co. SEC No-Action Letter (Mar. 21, 1977) ("any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal"). For these reasons, the proposal is objectionably vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

With respect to the grounds for exclusion under Rule 14a-8(i)(3), the Commission has also stated that proposals may be excluded where "the company demonstrates objectively that a factual statement is materially false and misleading." SEC Staff Legal Bulletin No. 14B (CF) (2004). The Proposal contains such false and misleading statements. Notably, the Proposal neglects to discuss the relationship of cumulative voting with, let alone the very existence of, the Company's majority voting provisions. The supporting statement represents that cumulative voting won "yes-votes" of 54% at Aetna and 56% at Alaska Air in 2005. However, the supporting statement does not disclose that neither of these two corporations had in place majority voting at the time the cumulative voting proposal was presented to stockholders. The supporting statement also claims that the Council of Institutional Investors has recommended the adoption of "this topic." This statement is misleading. In fact, the CII has suggested that majority voting and cumulative voting are incompatible. *See, e.g.*, Letter to the Honorable E. Norman Veasey, Chair, Committee on Corporate Law,

from Ann Yerger, Executive Director, CII (Aug. 1, 2005), *available at* http://www.cii.org/library/correspondence/080105_veasey.htm (last visited January 18, 2007) (endorsing a Model Business Code provision implementing majority voting with a carve-out for companies with cumulative voting); Ed Durkin's Responses to Majority Voting Questions, Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote, *available at* http://www.cii.org/majority/pdf/Ed%20Durkin%27s%20Responses%20to%20Majority%20Voting%20Questions.pdf last visited January 18, 2007) (discussion of majority voting and cumulative voting posted on CII website responding to question "in your opinion, are majority voting and cumulative voting incompatible" with the simple answer "yes"). The omission of the fact that the Company has a majority voting regime, coupled with the serious uncertainties regarding the interaction of cumulative voting and majority voting under Delaware law, makes the Proposal, together with its supporting statement, inherently false and misleading. In interpreting the predecessor to Rule 14a-8(i)(3), the United States District Court for the Southern District of New York made clear that "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also* Int'l Bus. Machines Corp. SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005). For these reasons, the proposal is objectionably false and misleading and may be excluded pursuant to Rule 14a-8(i)(3).

VI. The Proponent Should not be Permitted to Revise His Proposal.

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[3] the Company asks the Staff to decline to grant the Proponent an opportunity to return to the drawing board to correct the serious flaws in his Proposal.

The Proponent had ample time to draft a resolution in compliance with the proxy rules prior to the expiration of the 120-day deadline set forth in Rule 14a-8(e). Indeed, the Proponent could have done so with minimal additional effort. The Proponent could have drafted his Proposal broadly, to ask that the Board "take the necessary steps" to adopt cumulative voting. The Proponent is well aware from past experience that calling on a board to "take the necessary steps" to adopt his Proposal

[3] *See* SEC Staff Legal Bulletin No. 14B (CF) (2004).

may save his proposal from exclusion under Rule 14a-8(i)(1) and (2).[4] Such broad "necessary steps" language would allow the Proponent to argue that the proposal does not rule out the possibility that the certificate of incorporation must be amended in compliance with the two-step process mandated under Delaware law. However, the Proponent chose not to draft this Proposal so broadly. Instead, he flatly asks the Board to simply "adopt" cumulative voting. As already discussed, it is clearly beyond the power of the Board to effect a change to the Certificate, and the Company requests that the Staff agree that the Proposal should be omitted from the Proxy Materials entirely.

VII. Conclusion.

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-201-1630.

Respectfully submitted,

Stephen D. Yslas
Corporate Vice President, Secretary and
General Counsel

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4 Mr. Barthel has demonstrated that he knows how to draft a proposal requesting Board action to initiate a process to amend the Certificate when the Board cannot take such action unilaterally. In 2005, Mr. Barthel submitted a proposal to the Company regarding the supermajority voting provisions that formerly appeared in the Certificate, asking the Board to "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible."

Exhibit A

Proposal Submitted By Fred Barthel

Fred Barthel
521 28th Ave.
Venice, CA 90291

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

Rule 14a-8 Proposal

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Fred Barthel — 11/27/07
Fred Barthel — Date

cc: Stephen D. Yslas
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556

[NOC: Rule 14a-8 Proposal, November 29, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Adopting cumulative voting is important to Northrop Grumman because we did not have an independent chairman or even a Lead Director in 2007 as a check and balances system on the power of our CEO. Our CEO Mr. Sugar received $21 million in 2006, the most among leaders of the five largest U.S. defense companies, while our shares rose far less than any of our rivals.

The $21 million for our CEO may not be so surprising given that our most senior director, Ms. Peters, was on our executive pay committee and Ms. Peters was also the most senior director at Merrill Lynch. Merrill Lynch took a $5 billion negative charge in 2007 and then its CEO, Mr. O'Neal, departed with $161 million. Cumulative voting would allow us to withhold votes from Ms. Peters and cast those votes for another director.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting will help overcome the imbalance of power that our CEO had.

Cumulative Voting
Yes on 3

Notes:
Fred Barthel, 521 28th Ave., Venice, CA 90291 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Opinion Of Morris, Nichols, Arsht & Tunnell LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 17, 2008

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: Stockholder Proposal Submitted By Fred Barthel

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters regarding a proposal relating to cumulative voting in director elections (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by Fred Barthel (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) whether the Proposal is a proper subject for stockholder action under Delaware law and (iii) whether the Company possesses the authority to implement the Proposal. In addition, you have asked us to discuss whether, under Delaware law, cumulative voting could be implemented in a manner that is consistent with the rules in the Company bylaw providing for "majority voting" for directors in uncontested director elections.

I. The Proposal.

The Proposal, if implemented, would recommend that the board of directors of the Company (the "Board") "adopt cumulative voting." In its entirety, the Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number [sic] of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.[1]

II. Summary.

The Proposal recommends that the Board "adopt cumulative voting." Although the Proposal does not state how the Board should go about adopting cumulative voting, under Delaware law cumulative voting may be enacted only by an amendment to the Company's Restated Certificate of Incorporation (the "Charter"). For the reasons set forth in Part III herein, the Board would violate the Delaware General Corporation Law (the "DGCL") if it attempted to unilaterally amend the Charter to adopt cumulative voting because, under the DGCL, such an amendment would require the approval of both the Board and the Company stockholders. Accordingly, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. Because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law. And, because, as noted above, the Board cannot unilaterally adopt a Charter amendment enacting cumulative voting, it is also our opinion, as

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[1] A longer supporting statement, not relevant to our opinions, accompanies the Proposal.

explained in Part V herein, that the Company (i.e., the Board) lacks the authority to implement the Proposal.

With respect to the final issue you have asked us to consider, i.e., whether cumulative voting could be implemented in a manner that is consistent with the rules in the Company bylaw requiring a majority vote of stockholders to elect directors in uncontested elections, we believe it is unclear whether a cumulative voting system could be implemented in a manner consistent with the majority voting bylaw because, as explained in Part VI herein, the Company's majority voting bylaw authorizes votes to be cast "against" a director nominee in an uncontested director election, and it is unclear under Delaware law whether votes may be cumulated to cast more than one vote against a director nominee.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The Proposal requests that the Board "adopt cumulative voting." Section 214 of the DGCL addresses cumulative voting. That Section provides:

> *The certificate of incorporation* of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added).

As the italicized portion of Section 214 indicates, only a *certificate of incorporation* (i.e., the Charter) may permit cumulative voting. The DGCL "contains 48

separate provisions expressly referring to the variation of a statutory rule by charter," including Section 214, and those provisions "make clear that the specific grant of authority in that particular statute is one that can be varied only by charter." *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 844 & 848 (Del. Ch. 2004).[2] Thus, Delaware law is clear that cumulative voting may only be implemented in a charter. Accordingly, although the Proposal does not state how the Board should go about adopting cumulative voting, if the Proponent is asking the Board to adopt cumulative voting by means of any action other than an amendment to the Charter, such action would be prohibited by Section 214 of the DGCL and would therefore be invalid.

In light of Section 214, the Board cannot enact cumulative voting because the Board cannot unilaterally amend the Charter without stockholder approval. Section 242 of the DGCL requires a two-step process to amend a corporation's charter: *first*, the board of directors must adopt "a resolution setting forth the amendment proposed, declaring its advisability, and

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2 *See also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191, 192 (Del. 1928) (holding that shares voted cumulatively in the election of directors must be counted on a "straight" basis because the corporation's certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 Del. Ch. LEXIS 139, at *15 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); *Palmer v. Arden-Mayfair, Inc.*, 1978 Del. Ch. LEXIS 699, at *5 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 EDWARD P. WELCH ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW tbl. 2 (5th ed. 2007) (listing Section 214 among DGCL provisions setting forth default rules that are "subject to variation or control by the certificate of incorporation"), *cited in Jones Apparel Group, Inc.*, 883 A.2d at 844; 2 DAVID A. DREXLER ET AL., DELAWARE CORPORATION LAW AND PRACTICE § 25-05, at 25-8 (2006) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.").

either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders"; *second*, the holders of a majority of the outstanding stock entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, must vote in favor of the amendment. 8 *Del. C.* § 242(b).[3] Only if these two steps are taken in precise order does a corporation have the power to file a certificate of amendment with the office of the Secretary of State of the State of Delaware to

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3 Section 242(b)(1) provides in full as follows.

> (b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b)(1).

effectuate the amendment. The Delaware Supreme Court has required strict compliance with this procedure:

> [I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996).[4] Because Delaware law requires both that cumulative voting be provided for in a charter and that an amendment to a charter be adopted by action of *both* the board and the stockholders, the Proposal violates Delaware law by asking that cumulative voting be adopted by board action alone.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because, as explained in Part III herein, the Proposal, if implemented, would cause the Company to violate Delaware law, it is our opinion that the Proposal is not a proper subject for stockholder action under Delaware law.

V. The Company Lacks The Authority To Implement The Proposal.

As noted in Part III herein, the Board cannot provide for cumulative voting absent the approval of a Charter amendment, which must be approved by both the Board and the stockholders. The Delaware courts have recognized that charter amendments that are not

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4 *See also Lions Gate Entm't Corp. v. Image Entm't, Inc.*, 2006 Del. Ch. LEXIS 108, at *23-*24 (Del. Ch. June 5, 2006) ("Because the Charter Amendment Provision purports to give the . . . board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid."); *Klang v. Smith's Food & Drug Centers, Inc.*, 1997 Del. Ch. LEXIS 73, at *53-*54 (Del. Ch. May 13, 1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect a majority of outstanding stock must vote in its favor.").

adopted in accordance with the applicable statutory procedures are void.[5] Accordingly, it is our opinion that the Company lacks the authority to implement the Proposal because the Board cannot unilaterally adopt the necessary amendment to the Charter to enact cumulative voting without violating the applicable provisions of the DGCL.

VI. The Effect Of Cumulative Voting Under Majority Voting.

You have asked us to discuss whether, under Delaware law, the cumulative voting system urged by the Proponent could be implemented in a manner that is consistent with the Company bylaw that specifies that, in uncontested director elections, a nominee is elected as a director if the votes cast "for" such nominee exceed the votes cast "against" such nominee.[6] For the reasons discussed below, it is, in our opinion, unclear whether cumulative voting could be implemented in a manner that is consistent with the Company's majority voting bylaw because

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5 *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188 (Del. Ch. 1999) (finding an amendment to a certificate of incorporation not approved in the precise method set forth in Section 242 "void"). Indeed, the DGCL itself provides that if a Board-proposed amendment does not receive the requisite stockholder vote pursuant to Section 242, the Company would not have the power to file a certificate of amendment in order to effectuate the proposed amendment. *See* 8 *Del. C.* 242(b)(1).

6 Section 3.04 of Article III of the Bylaws of the Company provides, in pertinent part:

A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of Section 3.04 of Article III of the stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with Section 2.06 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Delaware law does not provide any guidance on whether a stockholder can cumulate and cast more than one vote "against" a single nominee for director election.

Section 214 of the DGCL, which addresses cumulative voting, is written in contemplation of cumulating votes "for" a nominee. *See* 8 *Del. C.* § 214 (allowing a stockholder, under cumulative voting, to "cast all of such votes *for* a single director or . . . distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit") (emphasis added). Section 214 says nothing about cumulating votes against a nominee, and there is no case law on point. Therefore, we believe it is unclear whether a stockholder may cumulate "against" votes under Delaware law.

The questionable validity of "against" votes under a cumulative voting system therefore leads to great uncertainty for a corporation that, like the Company, has adopted "majority voting" for the election of directors.[7] As noted above, under majority voting, a nominee in an uncontested election is elected only if the votes cast "for" such nominee exceed the votes cast "against" such nominee. The premise of majority voting is that each stockholder can vote "for" or "against" with respect to all of its shares; thus, each stockholder has as many potential "for" votes as "against" votes, and can employ its "against" votes to defeat a nominee. Under cumulative voting, however, while it is clear that "for" votes may be cumulated, it is not clear whether "against" votes may be cumulated. Therefore, implementing cumulative voting in

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7 In contrast, where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote against a director, in and of itself, has no effect. *See North Fork Bancorporation, Inc. v. Toal*, 825 A.2d 860 (Del. Ch. 2000) (describing the interplay between Delaware law and the rules of the Securities and Exchange Commission, and agreeing with the concern that allowing an "against" vote on a proxy card issued under plurality voting could mislead stockholders into thinking that "against" votes are effective under plurality voting).

a majority voting system may effectively give a minority of the stockholders far greater influence over the outcome of an election of a director nominee, because one faction of stockholders may be able to cumulate "for" votes in favor of a nominee while another faction (perhaps representing a majority of the stockholders) might not be able to counterbalance those "for" votes by cumulating votes "against" that nominee. If such an imbalanced system were in place, the stockholders' power to vote out incumbent directors would be greatly diluted, and the core reason for majority voting would be largely undermined.

VII. Conclusion.

For the reasons discussed in Parts III, IV and V herein, it is our opinion that (i) the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company would lack the authority to implement the Proposal. Additionally, for the reasons discussed in Part VI herein, it is our opinion that it is unclear under Delaware law whether cumulative voting is consistent with majority voting for the election of directors.

Very truly yours,

1343870.7

Morris, Nichols, Arsht & Tunnell LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Northrop Grumman Corporation (NOC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Fred Barthel

Ladies and Gentlemen:

The company January 17, 2008 no action request begins by attacking its reworked version of the proposal. The company claims that the proposal asks that the board act "unilaterally" or "on its own" to adopt cumulative voting. Then from this false premise the company promptly introduces an opinion of Delaware counsel.

There is no text in the proposal asking the board to act "unilaterally" or "on its own" to adopt cumulative voting.

Consistent with the text of the proposal the board can adopt cumulative voting by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt cumulative voting, the company does not describe how the board could likely fail to adopt cumulative voting. Plus the company submitted evidence that the board does not hesitate to access Delaware counsel to advise the board on the ordinary business details of adopting cumulative voting.

In IV the company claims that a proposal which begins with "Shareholders recommend ..." could be a binding proposal.

In V the company seems to claim that a shareholder who submitted a proposal for cumulative voting would also need to submit a second proposal regarding "the Company's majority voting provisions." However shareholders are limited to one shareholder proposal.

The following is the current definition of Cumulative Voting from the Council of Institutional Investors. This definition seems to favor Cumulative Voting from a shareholder perspective and this proposal is directed to shareholders (Bold added):

Cumulative voting:

If cumulative voting is allowed at a company, shareholders can allocate the total number of votes they are entitled to cast in the election of directors in any fashion they wish-all for one candidate, split among two or three, or divided evenly among all director nominees. (The total number is equal to the number of directors to be elected at the meeting multiplied by the number of shares eligible to be voted.) This may enable holders of a minority stake to elect one or more directors if they vote all their shares for a single nominee or small, select number of nominees. It has been touted as **a way for institutional investors to improve corporate governance by electing qualified, independent, accountable directors to boards**, although companies say it could lead to a "constituency" representation and a divided board. While nearly half the states once mandated cumulative voting in corporate elections, most now leave it up to companies, and most companies have eliminated it.

This proposal is also believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which states (Bold added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**

The company seems to acknowledge that adding implicit words to the text of this resolution would satisfy the company objection to the resolved statement. These implicit words are italicized: Shareholders recommend that our Board *take the necessary steps to* adopt cumulative voting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Fred Barthel

Stephen D. Yslas <stephen.yslas@ngc.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 17, 2008

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Northrop Grumman to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Northrop Grumman relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END